SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended

or

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from December 31, 2004 to December 31, 2004

Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)

SERVICE CORPORATION INTERNATIONAL

(Name of issuer of the securities held pursuant to the plan)

1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2004 and December 30, 2004	4

Statement of Changes in Net Assets Available for Benefits for the Period Ended December 31, 2004	5

Notes to Financial Statements	6 - 9

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Other Information

Signature	11

Consent of Independent Registered Public Accounting Firm	12
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2004 and December 30, 2004 and the related Statement of Changes in Net Assets Available for Benefits for the one day period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2004 and December 30, 2004 and the changes in net assets available for benefits for the one day period ended December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HARPER & PEARSON COMPANY
Houston, Texas
June 24, 2005

THE SCI 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 30,
	2004	2004
Investments:
Pooled separate accounts	$92,845,970	$92,840,564
SCI common stock	62,830,273	61,666,032
Interest bearing cash	1,854,788	1,848,711
Participant loans	6,619,157	6,610,159

Total investments	164,150,188	162,965,466

Receivables:
Employer contribution receivable	504,004	504,004
Employee contribution receivable	637,805	637,805

Total receivables	1,141,809	1,141,809

Net assets available for benefits	$165,291,997	$164,107,275

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

One Day Period
Ended December 31,
2004
Additions to net assets attributed to:
Contributions:
Employer – SCI common stock	$—
Participants	—
Rollovers from other qualified plans	681

Total contributions	681

Investment income:
Interest income	—
Net appreciation in the fair value of pooled separate Accounts	3,388
Net appreciation in the fair value of SCI common stock	1,180,803
Realized gain on sale of SCI common stock	—

Total investment income	1,184,191

Total additions	1,184,872

Deductions from net assets attributed to:
Distributions to participants	—
Administrative expenses	150

Total deductions	150

Net increase	1,184,722

Net assets available for benefits:
Beginning of period	164,107,275

End of period	$165,291,997

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund. SCI Funeral and Cemetery Purchasing Cooperative, Inc. serves as Plan Administrator.

Contributions

Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $13,000 in 2004. An additional catch-up contribution of $3,000 was allowed for employees aged 50 and over. There were no eligible wages paid on December 31, 2004.

The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation, generally in Company common stock. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary or matching Company contributions on December 31, 2004.

Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. There were no forfeited balances during the period ended December 31, 2004.

Vesting

Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2. As of December 31, 2004, total deferred vested benefits related to terminated employees were $8,206,917.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.	Summary of Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid. During 2004, the plan was amended to change the year end from December 30 to December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.

Investments

Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expense

Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3.	Investments

Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,	December 30,
	2004	2004
JCC Balanced Fund (Janus)	$8,212,174	$8,204,864
MassMutual Small Cap Growth Fund	12,027,256	12,041,658
MassMutual Core Bond Fund	10,768,475	10,751,789
MassMutual Government Money Market	20,655,659	20,669,330
MassMutual Large Cap Value Fund	13,339,916	13,352,453
MassMutual Large Cap Growth Fund	8,963,656	8,993,282
MassMutual Small Company Value Fund	11,319,996	11,305,000
SCI Common Stock(1)	62,830,273	61,666,032

(1) Includes both participant and non-participant directed common stock.

4.	Income Taxes

A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan administrator believes the Plan is designed and being operated in compliance with the requirements of Section 401(a) of the Internal Revenue Code.

5.	Subsequent Events

Effective January 1, 2005, Participants contributing the maximum 50% of compensation as elective deferrals may elect to make catch-up contributions simultaneously with such elective deferrals, provided that the combined catch-up and elective deferrals do not exceed 90% of compensation in any payroll period.

Effective January 1, 2005, the Company began to contribute cash to fund the Company’s matching contribution to the Plan and discontinued funding through the issuance of Company common stock or treasury stock.

Effective March 28, 2005, mandatory distributions greater than $1,000 will be paid in a direct rollover to an individual retirement plan designed by the Plan Administrator if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Section 6.4(a) or Section 6.6(f) of the Plan.

Effective April 1, 2005, the Plan was amended to allow employees the choice to allocate the Company’s matching contributions to a variety of investment options.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004
EIN: 74-1488375 PIN: 002

Identity of issue, borrower,		Current
lessor or similar party	Description of investment	value
*Massachusetts Mutual Life Insurance Co.	JCC Balanced Fund (Janus)	$8,212,174
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Cap Growth Fund	12,027,256
*Massachusetts Mutual Life Insurance Co.	MassMutual Core Bond Fund	10,768,475
*Massachusetts Mutual Life Insurance Co.	MassMutual Government Money Market	20,655,659
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Value Fund	13,339,916
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Growth Fund	8,963,656
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Company Value Fund	11,319,996
*Massachusetts Mutual Life Insurance Co.	MassMutual Overseas Fund	7,558,838
*Service Corporation International	SCI Common Stock	62,830,273
*Investors Bank & Trust Company	Interest Bearing Cash	1,854,788

*Participant Loans	Loans with interest rates of 5.0% to 10.5%	6,619,157

		$164,150,188

Cost value of SCI Common Stock (based upon prior period current value) and Interest Bearing Cash was $61,649,470 and $1,854,788, respectively, at December 31, 2004.

*Party-in-interest as defined by ERISA.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

Date: June 29, 2005	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.

	By:	/s/ Helen Dugand
Helen Dugand
Vice President of SCI Funeral and Cemetery
Purchasing Cooperative, Inc.

Exhibit Index

Exhibit

23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM